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                                                               EXHIBIT-99.T3E(7)

                     [LETTERHEAD OF PDS GAMING CORPORATION]

To Holders of the 10% Senior Subordinated Notes due 2004:

         We are writing to advise you that our offer to exchange the current outstanding 10% Senior Subordinated Notes due 2004 for new 12% Senior Subordinated Notes due 2007 has been extended until 12:00 midnight, New York City time, June 22, 2001. We are extending and amending the offer to reduce the minimum condition of the offer and to give noteholders additional time to exchange their notes.

         The purpose of the exchange offer is to increase the Company's financial flexibility by deferring the amortization on the bonds for an additional three years. This deferral will assist in the financing of our growth. Consistent with this growth strategy, we announced on May 9, 2001 our plan to acquire PT's Pubs, the largest licensed chain of sports bar gaming and pub establishments in the Las Vegas area. This acquisition, which is expected to close by September 2001, will increase our annualized revenue by almost 50% and is expected to be accretive to earnings during our first twelve months of ownership. We intend to finance the majority of the purchase price of this acquisition with debt financing that will be senior to the 10% notes and the 12% notes. The closing of this acquisition is subject to several conditions, including receipt of regulatory approval from the Nevada Gaming Commission.

         We are pleased with the Company's performance so far this year. For the three months ended March 31, 2001, the Company reported net income of $464,000 versus net income for the same period a year ago of $175,000, an increase of 165%. From May 11, 2001 (the date of the Exchange Circular) to June 8, 2001, the Company's stock price has risen from $3.35 per share to $4.49, an increase of 34%. For a complete review of the first quarter of 2001 results please refer to the Exchange Circular dated May 11, 2001.

         Please understand that the new notes will be PARI PASu with the old notes in terms of seniority/ subordination. Participation in the exchange offer yields the following benefits:

         o 200 BASIS POINTS INCREASE IN INTEREST PAYMENTS. A noteholder with $1,000 principal amount of the 10% notes who participates in the exchange offer will receive $720 in interest payment if the bonds are held to maturity. Conversely, a noteholder who does not participate in the exchange offer will receive $300 in interest payments if the old notes are held until maturity in 2004. This 12% yield is more than double the return on 7 year U.S. Treasuries, which presently yield 5.2%.

         o $10 CASH PARTICIPATION FEE for each $1,000 principal amount of the old notes tendered and accepted for exchange.


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         We urge you to carefully read the Offer to Exchange, including the discussion of risk factors that was previously mailed to you on May 11, 2001. If you have any questions or need assistance in tendering your notes, please call MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885 or contact me directly at (702) 736-0700.

                                            Very truly yours,

                                            /s/ Martha Vlcek

                                            Martha Vlcek
                                            Chief Financial Officer